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Exhibit 3.1
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                         CERTIFICATE OF AMENDMENT TO THE
                          ARTICLES OF INCORPORATION OF
                                ANTON DIST. INC.

     "I, the  undersigned  Kenneth  Larsen,  President  of Anton Dist.  Inc.(the
"Corporation"), do hereby certify that the Board of Directors of said Corporation at a meeting duly convened held on the 30th day of March, 2004, adopted a resolution to amend the original articles as follows:

          FIRST: The name of the corporation is Anton Dist. Inc.

          SECOND: The Articles of Incorporation, as currently in effect and as heretofore amended and restated, are hereby amended as follows:

          (a) Article One of the Articles of Incorporation is hereby amended to read in its entirety as follows:

          "ARTICLE ONE.    (NAME)
           -----------     ------

          The name of the corporation is: ANDRESMIN GOLD CORPORATION"

          (b) Article Four of the Articles of Incorporation is hereby amended to read in its entirety as follows:

          "ARTICLE FOUR.   (Capital Stock)  The corporation shall have authority
           ------------    ---------------
          to issue an aggregate of ONE HUNDRED AND TEN MILLION (110,000,000) shares of stock, par value ONE MILL ($0.001) per share divided into two (2) classes of stock as follows for a total capitalization of ONE HUNDRED AND TEN THOUSAND DOLLARS ($110,000).

          (A) NON-ASSESSABLE COMMON STOCK: ONE HUNDRED MILLION (100,000,000) shares of Common Stock, Par Value ONE MILL ($0.001) per share, and

          (B) PREFERRED STOCK: TEN MILLION (10,000,000) shares of Preferred Stock, Par Value ONE MILL ($0.001) per share.

          All capital stock when issued shall be fully paid and non-assessable. No holder of shares of capital stock of the corporation shall be entitled as such to any pre-emptive or preferential rights to subscribe to any unissued stock, or any other securities, which the corporation may now or hereafter be authorized to issue.

          The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

          Holders of the corporation's Common Stock shall not possess cumulative voting rights at any shareholders meetings called for the purpose of electing a Board of Directors or on other matters brought before stockholders meetings, whether they be annual or special."

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          THIRD:  The purpose of the amendment to Article Four is to give effect to a 1:13 forward stock split of the Corporation's Common Stock (the "Forward Stock Split") while maintaining the authorized capital of the Corporation as in effect prior to the effectiveness of the Forward Stock Split.

          FOURTH: The number of shares of the Company issued and outstanding and entitled to vote on amendments to the Articles of Incorporation is Three Million Six Hundred Thirty Four Thousand One Hundred Fifty Five (3,634,155) common $0.001 par value stock, that the said changes and amendments have been consented to and approved by a vote of all of the stockholders holding all of the class of stock outstanding and entitled to vote thereon.

IN WITNESS WHEREOF, Anton Dist. Inc. has caused these presents to be signed in its name and on its behalf by Kenneth Larsen, its President on this 7th day of April, 2004, and its President acknowledges that this Certificate of Amendment is the act and deed of Anton Dist. Inc., and, under the penalties of perjury, that the matters and facts set forth herein with respect to authorization and approval are true in all material respects to the best of his knowledge, information and belief.

                                         ANTON DIST. INC.

                                         By:  /s/ Kenneth Larsen
                                            -----------------------------
                                             Kenneth Larsen, President"